Inflection Point Acquisition Corp.

34 East 51st Street, 5th Floor

New York, New York 10022

January 20, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Re:	Inflection Point Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed January 20, 2023 File No. 333-267846

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Inflection Point Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on January 24, 2023, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Russell Deutsch (email: russell.deutsch@whitecase.com or telephone: (212) 819-7817) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Sincerely,

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title	Co-Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP Russell Deutsch, White & Case LLP